UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A)
(Amendment No. 3)*

CCA Industries, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share;
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
124867102
(CUSIP Number)
193 Conshohocken State Road, Penn Valley, PA 19072
Attention: Lance T. Funston
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 2, 2018
(Date of Event which Requires Filing of this Statement)
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124867102	13D	Page 2 of 7 Pages

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CAPITAL PRESERVATION HOLDINGS, LLC Capital Preservation Holdings, LLC was merged with and into Capital Preservation Solutions, LLC on January 25, 2018 (See Item 5 of this Statement). This cover page is provided for information purposes only.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 124867102	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CAPITAL PRESERVATION SOLUTIONS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 967,702 shares of Class A Common Stock 1,892,744 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 967,702 shares of Class A Common Stock 1,892,744 shares of Common Stock

11.
12.
13.
14.

CUSIP No. 124867102 13D Page 4 of 7 Pages

1.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,958
	8.	SHARED VOTING POWER 967,702 shares of Class A Common Stock 1,892,744 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 19,958
	10.	SHARED DISPOSITIVE POWER 967,702 shares of Class A Common Stock 1,892,744 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,880,404
12.
13.
14.

CUSIP No. 124867102	13D	Page 5 of 7 Pages

Item 2.  Identity and Background.
This Amendment No. 3 to Schedule 13D amends and supplements prior statements on Schedule 13D filed on behalf of Capital Preservation Holdings, LLC (“Capital Preservation Holdings”), Capital Preservation Solutions, LLC (“Capital Preservation Solutions”), and Lance T. Funston, the sole member of Capital Preservation Holdings and Capital Preservation Solutions (“Funston”), on September 16, 2014; Amendment No. 1 to the Statement filed on November 18, 2014, and Amendment No. 2 to the Statement filed on January 21, 2016 (collectively, the “Statement”), related to the Common Stock, par value $0.01 per share (“Common Stock”), and the Class A Common Stock, par value $0.01 per share (“Class A Common Stock” and, together with shares of Common Stock, the “Shares”), of CCA Industries, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings set forth in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 4 below, Capital Preservation Solutions acquired all of the 967,702 shares of Class A Common Stock and a Warrant To Purchase 1,892,744 shares of Common Stock of the Company (the “Warrant”), which was held by Capital Preservation Holdings by virtue of the merger of Capital Preservation Holdings with and into Capital Preservation Solutions on January 25, 2018. No monies or funds were exchanged or payable in the Merger. Capital Preservation Solutions acquired 450,000 shares of Common Stock upon exercise of the Warrant, at a price of $3.15 per share with funds provided by additional members of Capital Preservation Solutions admitted following the Merger.

Item 4.  Purpose of Transaction.
     On January 25, 2018, Capital Preservation Holdings was merged with and into Capital Preservation Solutions (the “Merger”). At the time of the Merger, Capital Preservation Holdings was the record holder of 967,702 shares of the Class A Common Stock of the Company. By virtue of the Merger, all of the 967,702 shares of the Class A Common Stock held by Capital Preservation Holdings became vested in Capital Preservation Solutions, as the surviving entity in the Merger. Mr. Funston remained the sole member of Capital Preservation Solutions following the Merger.

On February 2, 2018, Capital Preservation Solutions admitted four additional non-managing members. Mr. Funston remains the sole managing member of Capital Preservation Solutions, and has the sole and exclusive power and authority to act with respect to the shares of Common Stock and Class A Common Stock owned by Capital Preservation Solutions, including all determinations and decisions on behalf of Capital Preservation Solutions with respect to voting or disposing of, or directing the vote or disposition of, any of such Shares. The other members of Capital Preservation Solutions have no power to act on behalf of or cause Capital Preservation Solutions to take any action, including any action to vote or dispose of, or direct the vote or disposition of, any of the shares of Common Stock or Series A Common Stock held by Capital Preservation Solutions.
Also, on February 2, 2018, Capital Preservation Solutions exercised a portion of the Warrant by purchasing 450,000 shares of Common Stock at an exercise price of $3.15 per share.

CUSIP No. 124867102	13D	Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.
 (a)
(i) By virtue of the Merger of Capital Preservation Holdings with and into Capital Preservation Solutions on January 25, 2018, all of the 967,702 shares of the Class A Common Stock held by Capital Preservation Holdings immediately prior to the Merger became vested in Capital Preservation Solutions, as the surviving entity in the Merger.

(ii) Capital Preservation Solutions owns of record 2,860,446 Shares of stock of the Company, consisting of (i) 967,702 shares of Class A Common Stock, representing 100% of the Class A Common Stock, and (ii) 1,892,744 shares of Common Stock, consisting of 450,000 shares acquired upon its partial exercise of the Warrant on February 2, 2018, and 1,442,744 shares of Common Stock which may be purchased under the Warrant, representing in the aggregate 24.11% of all of the outstanding shares of the Common Stock of the Company, in each case, calculated in accordance with Rule 13d-3(d)(1).

(iii) Mr. Funston, as the sole managing member of Capital Preservation Solutions, may be deemed to beneficially own all of the 2,860,446 Shares held by Capital Preservation Solutions. Mr. Funston disclaims beneficial ownership of those Shares, except to the extent of his pecuniary interest therein.

(b)    Mr. Funston may be deemed to share with Capital Preservation Solutions the power to vote or direct the vote of and to dispose or direct the disposition of the 2,860,446 Shares beneficially owned by Capital Preservation Solutions reported herein.

(c)    Except for the transactions described above, to the knowledge of any of the Reporting Persons, no other transactions in the Shares were affected by the Reporting Persons or any of the entities or persons named in the Statement during the 60 days prior to the date of this Amendment No. 3 to Schedule 13D.

The percentages set forth in this Item are based on (i) the 7,006,684 Shares outstanding as of November 30, 2017, as reported by the Company in its Annual Report on Form 10-K for the Company’s fiscal year ended November 30, 2017 as filed with the Securities and Exchange Commission on February 28, 2018, and (i) the 450,000 shares of Common Stock issuable to Capital Preservation Solutions upon its exercise to the Warrant on February 2, 2018.

(d)    Not Applicable.

(e)    Not Applicable.

Item7. Materials to be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, dated as of January 25, 2018, between Capital Preservation Holdings, LLC and Capital Preservation Solutions, LLC.

Exhibit 99.2	Certificate of Merger of Capital Preservation Solutions, filed with the Secretary of State of Delaware on January 25, 2018.

CUSIP No. 124867102	13D	Page 7 of 7 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITAL PRESERVATION SOLUTIONS, LLC

_03/02/2018______________	/s/ Lance T. Funston________
Date                         Its sole Managing Member

LANCE T. FUNSTON

03/02/2018                      s/s Lance T. Funston________
Date